Exhibit 99.1

INTELLIPHARMACEUTICS INTERNATIONAL INC.
Common Shares

EQUITY DISTRIBUTION AGREEMENT
November 27, 2013

Roth Capital Partners, LLC
888 San Clemente Drive
Newport Beach, CA 92660

Dear Sirs:

1. INTRODUCTION.  Intellipharmaceutics International Inc., a Canadian corporation (the “Company”), proposes, subject to the terms and conditions stated herein, to issue and sell through or to Roth Capital Partners, LLC, as sales agent or principal (“Roth”), on the terms set forth in this distribution agreement (this “Agreement”), up to 5,305,484 authorized but unissued common shares of the Company, no par value (“Common Shares”), having an aggregate gross sales price of not more than $16,800,000 (the “Shares”).

2. SALE OF SHARES.  On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and Roth agree that the Company may from time to time seek to sell Shares through Roth, acting as sales agent, or directly to Roth, acting as principal, as follows:

(a) The Company may submit its orders to Roth by telephone (including any price, time or size limits or other customary parameters or conditions) to sell Shares on any Trading Day (as defined herein) which order shall be confirmed by Roth (and accepted by the Company) by electronic mail using a form substantially similar to that attached hereto as Exhibit A (a “Placement Notice”). As used herein, “Trading Day” shall mean any trading day on the NASDAQ Capital Market, other than a day on which the NASDAQ Capital Market is scheduled to close prior to its regular weekday closing time.

(b) Subject to the terms and conditions hereof, Roth shall use its commercially reasonable efforts, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the NASDAQ Capital Market or such other national securities exchange on which the Common Shares may be listed or quoted after the date of this Agreement to execute any Company order submitted to it hereunder to sell Shares and with respect to which Roth has agreed to act as sales agent. The Company acknowledges and agrees that (i) there can be no assurance that Roth will be successful in selling the Shares, (ii) Roth will incur no liability or obligation to the Company or any other person or entity if it does not sell Shares for any reason other than a failure by Roth to use its commercially reasonable efforts, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the NASDAQ Capital Market, to sell such Shares as required under this Section 2 despite the use of its commercially reasonable efforts and (iii) Roth shall be under no obligation to purchase

Shares on a principal basis pursuant to this Agreement, except as otherwise specifically agreed by Roth and the Company.

(c) Roth hereby covenants and agrees not to make any sales of Shares on behalf of the Company other than as permitted by the terms of this Agreement.

(d) The Company shall not authorize the issuance and sale of, and Roth shall not sell as sales agent, any Share at a price lower than the minimum price therefor designated by the Company pursuant to Section 2(a) above.  In addition, Roth or the Company may, upon notice to the other party hereto by telephone (confirmed promptly by email or facsimile), suspend an offering of the Shares with respect to which Roth is acting as sales agent; provided, however, that such suspension or termination shall not affect or impair the parties’ respective obligations with respect to the Shares sold hereunder prior to the receipt of such notice.

(e) If acting as sales agent hereunder, Roth shall provide written confirmation (which may be by facsimile or email) to the Company following the close of trading on the NASDAQ Capital Market each day on which Shares are sold under this Agreement setting forth (i) the amount of Shares sold on such day, (ii) the gross offering proceeds received from such sale and (iii) the commission payable by the Company to Roth with respect to such sales.

(f) At each Time of Sale, Settlement Date and Representation Date (each as defined below), the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement. Any obligation of Roth to use its commercially reasonable efforts to sell the Shares on behalf of the Company as sales agent shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the additional conditions specified in Section 8 of this Agreement.

(g) Notwithstanding any other provision of this Agreement, the Company and Roth agree that no sales of Shares shall take place, the Company shall not request the sales of any Shares that would be sold and Roth shall not be obligated to sell or offer to sell, during any period in which the Company’s insider trading policy, as it exists on the date of this Agreement, would prohibit the purchase or sale of Common Stock by persons subject to such policy, or during any other period in which the Company is, or could reasonably be deemed to be, in possession of material non-public information.

(h) The offer and sale of Shares hereunder is intended to qualify as an “at the market” offering pursuant to Rule 415(a)(4) under the Securities Act.

3. FEES AND EXPENSE REIMBURSEMENT.

(a) The compensation to Roth for sales of the Shares with respect to which Roth acts as sales agent hereunder shall be equal to 2.75% of the gross offering proceeds of the Shares sold pursuant to this Agreement. The Company may sell Shares to Roth as principal at a price agreed upon at the relevant Time of Sale.

(b) Upon the execution and delivery of this Agreement, the Company shall, subject to presentation of customary invoices or other written documentation, reimburse Roth for its reasonable documented out-of-pocket expenses, including the reasonable fees and disbursements of counsel for Roth, incurred by Roth in connection with the transactions and other matters contemplated hereunder in an amount not to exceed $30,000 in the aggregate.  Additionally, after the execution and delivery of this Agreement, in any quarter in which due diligence is performed, the Company will reimburse Roth on demand for its reasonable documented out-of-pocket expenses, including the reasonable fees and disbursements of counsel for Roth, related to ongoing maintenance, due diligence expenses and other reasonable documented out-of-pocket expenses associated herewith up to $5,000 per calendar quarter.  In no event shall the Company be liable under this Section 3(b) for expenses in excess of $50,000 in the aggregate.  In no event shall the total compensation payable to Roth hereunder (including any reimbursement of reasonable out-of-pocket expenses) exceed 8% of the aggregate gross proceeds expected to be received by the Company from the sale of Shares hereunder.

4. PAYMENT, DELIVERY AND OTHER OBLIGATIONS. Settlement for sales of the Shares pursuant to this Agreement will occur on the third Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each such day, a “Settlement Date”). On or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Shares being sold by crediting Roth’s or its designee’s account (provided Roth shall have given the Company written notice of such designee prior to the Settlement Date) at The Depository Trust Company through its Deposit and Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form.  On each Settlement Date, upon receipt of the Shares as described in the prior sentence, Roth will deliver the related Net Proceeds (as defined below) in same day funds to an account designated by the Company.  As used herein, “Net Proceeds” means the aggregate sales price received by Roth at which the related Shares were sold, after deduction for (i) Roth’s commission, discount or other compensation for such sales payable by the Company pursuant to Section 3 hereof, (ii) any other amounts due and payable by the Company to Roth hereunder pursuant to Section 3(b) hereof, and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.  If the Company, or its transfer agent (if applicable), shall default on its obligation to deliver the Shares on any Settlement Date, the Company shall (i) hold Roth harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay Roth any commission, discount or other compensation to which it would otherwise be entitled absent such default.

5. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.  The Company represents and warrants to, and agrees with, Roth that:

(a) The Company has prepared and filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-3 (File No. 333-178190) under the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations (the “Rules and Regulations”) of the Commission thereunder, and such amendments to such registration statement (including post-effective amendments) as may have been required to the date of this Agreement.  Such registration statement, as amended (including any post-effective amendments), has been declared effective by the Commission.  Such registration statement, at any given time, including amendments thereto to such time (including post-effective amendments), the exhibits and any schedules thereto at such time, the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act at such time and the documents and information otherwise deemed to be a part thereof or included therein by Rule 430B under the Securities Act or otherwise pursuant to the Rules and Regulations at such time, is herein called the “Registration Statement.”  The Company is filing with the Commission pursuant to Rule 424 under the Securities Act a final prospectus supplement relating to the Shares (the “Prospectus Supplement”) to a form of basic prospectus included in the Registration Statement in the form heretofore delivered to Roth.  Such basic prospectus in the form in which it appears in the Registration Statement is hereinafter called the “Base Prospectus.”  Such Prospectus Supplement, in the form in which it shall be filed with the Commission pursuant to Rule 424(b) (including the Base Prospectus as so supplemented), together with the most recent Interim Prospectus Supplement (as defined in Section 6(b) below), if any, is hereinafter called the “Prospectus.”  Any reference herein to the Base Prospectus, the Prospectus Supplement, any Interim Prospectus Supplement or the Prospectus shall be deemed to include the documents incorporated by reference therein.  For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act. “Permitted Free Writing Prospectuses” means the documents, if any, listed on Schedule I hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person. The terms “supplement”, “amendment”, and “amend” as used herein with respect to the Registration Statement, the Base Prospectus, the Prospectus Supplement, any Interim Prospectus Supplement or the Prospectus shall include all documents subsequently filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are deemed to be incorporated by reference therein (the “Incorporated Documents”).

(b) The Registration Statement has become effective.  No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by the Commission.  The Company has complied to the Commission’s satisfaction with all requests of the Commission for additional or supplemental information.

(c) No order preventing or suspending the use of any Prospectus has been issued by the Commission and each Prospectus, at the time of filing or the time of first use within the meaning of the Rules and Regulations, complied in all material respects with the requirements of the Securities Act and the Rules and Regulations and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements in or omissions from any Prospectus in reliance upon, and in conformity with, written information furnished to the Company by Roth specifically for use in the preparation thereof.

(d) (A) At the respective times the Registration Statement and each amendment thereto became effective, (B) at each deemed effective date with respect to Roth pursuant to Rule 430B(f)(2) under the Securities Act (each, a “Deemed Effective Time”), (C) as of each time Shares are sold pursuant to this Agreement (each, a “Time of Sale”), (D) at each Settlement Date and (E) at all times during which a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with any sale of Shares (the “Delivery Period”), the Registration Statement complied and will comply in all material respects with the requirements of the Securities Act and the Rules and Regulations; (ii) the Base Prospectus complied at the time it was filed with the Commission, complies as of the date hereof and, as of each Time of Sale and at all times during the Delivery Period, will comply in all material respects with the rules and regulations under the Securities Act; (iii) each of the Prospectus Supplement, any Interim Prospectus Supplement and the Prospectus will comply, as of the date that it is filed with the Commission, as of each Time of Sale, as of each Settlement Date and at all times during the Delivery Period, in all material respects with the rules and regulations under the Securities Act and (iv) the Incorporated Documents, when they were filed with the Commission, conformed in all material respects to the requirements of the Exchange Act and the rules and regulations of the Commission thereunder, were filed on a timely basis with the Commission, and did not contain an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further Incorporated Documents so filed and incorporated by reference, when they are filed with the Commission, will conform in all material respects to the requirements of the Exchange Act and the rules and regulations of the Commission thereunder, will be filed on a timely basis with the Commission and will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  As of the date hereof, at the respective times the Registration Statement and each amendment thereto became effective and at each Deemed Effective Time, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.  As of each Time of Sale, the Prospectus, as amended or supplemented at such Time of Sale, and any Permitted Free Writing Prospectus, considered together (collectively, the “General Disclosure Package”), did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  As of its date, the Prospectus did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  At any Settlement Date, the Prospectus (as amended and supplemented at such Settlement Date) did not and will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the four immediately preceding sentences do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, the Prospectus, or any amendments or supplements thereto, or the General Disclosure Package, made in reliance upon and in conformity with written information furnished to the Company by Roth, specifically for use in the preparation thereof.

(e) Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the Rules and Regulations.  Each free writing prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Shares or until any earlier date that the Company notified or notifies Roth, did not, does not and will not include any material information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectus. Each broadly available road show, if any, when considered together with the General Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except for the Permitted Free Writing Prospectuses, if any, and electronic road shows, if any, each furnished to Roth before first use, the Company has not prepared, used or referred to, and will not, without Roth’s prior consent, prepare, use or refer to, any free writing prospectus.

(f) The Incorporated Documents, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and none of such documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Prospectus, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(g) The Company and each Subsidiary (as defined below) has been duly organized and is validly existing as a corporation in good standing (or the foreign equivalent thereof) under the laws of each of their respective jurisdictions of organization.  The Company and each Subsidiary is duly qualified to do business and is in good standing, where applicable, as a foreign corporation or other legal entity in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification and has all power and authority necessary to own or hold its properties and to conduct the business in which it is engaged, except where the failure to so qualify or have such power or authority (i) could not reasonably be expected to have, singularly or in the aggregate, a material adverse effect on the condition (financial or otherwise), results of operations, assets or business or prospects of the Company or any Subsidiary, taken as a whole, or (ii) impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate any transactions contemplated by the Agreement, the Registration Statement, the General Disclosure Package or the Prospectus (any such effect as described in clauses (i) or (ii), a “Material Adverse Effect”).  The Company owns or controls, directly or indirectly, only the following corporations, partnerships, limited liability partnerships, limited liability companies, associations or other entities: Vasogen, Corp., Intellipharmaceutics Corp. and Intellipharmaceutics Ltd. (each, a “Subsidiary” and, collectively, the “Subsidiaries”).

(h) The Company has the full right, power and authority to enter into this Agreement, and to perform and to discharge its obligations hereunder; and this Agreement has been duly authorized, executed and delivered by the Company, and constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

(i) The Shares have been duly authorized and, when issued and delivered against payment therefor, will be validly issued, fully paid and non-assessable and free of any preemptive or similar rights and will conform to the description thereof contained in the Registration Statement, the General Disclosure Package and the Prospectus.

(j) The Company has an authorized capitalization as set forth in the Registration Statement, the General Disclosure Package and the Prospectus, and all of the issued shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and non-assessable, have been issued in all material respects in compliance with United States federal and state, Canadian provincial and other applicable securities laws, and conform to the description thereof contained in the Registration Statement, the General Disclosure Package and the Prospectus.  As of November 22, 2013, there were 21,404,611 Common Shares issued and outstanding, no preference shares issued and outstanding and 7,561,647 Common Shares were issuable upon the exercise of all options, warrants and convertible securities outstanding as of such date.  Since such date, except as described in the Registration Statement, the General Disclosure Package and the Prospectus, the Company has not issued any securities, other than Common Shares issued pursuant to the exercise of stock options previously outstanding under the Company’s stock option plans or the issuance of restricted share units or deferred share units pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans (including restricted share unit or deferred share unit plans).  All of the Company’s options, warrants and other rights to purchase or exchange any securities for shares of the Company’s capital stock have been duly authorized and validly issued and were issued in all material respects in compliance with applicable Canadian, United States, provincial and state securities laws.  None of the outstanding Common Shares was issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company.  There are no authorized or outstanding shares of capital stock, options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any capital stock of the Company or any Subsidiary other than those described above or accurately described in the Registration Statement, the General Disclosure Package and the Prospectus.  The description of the Company’s stock option, stock bonus and other stock plans or arrangements, and the options or other rights granted thereunder, as described in the Registration Statement, the General Disclosure Package and the Prospectus, accurately and fairly present in all material respects the information required to be shown with respect to such plans, arrangements, options and rights.

(k) All the outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and, except to the extent set forth in the Registration Statement, the General Disclosure Package and the Prospectus, are owned by the Company directly or indirectly through one or more wholly-owned Subsidiaries, free and clear of any claim, lien, encumbrance, security interest, restriction upon voting or transfer or any other claim of any third party.

(l) The execution, delivery and performance of this Agreement by the Company, the issue and sale of the Shares by the Company and the consummation of the transactions contemplated hereby will not (with or without notice or lapse of time or both): (i) conflict with or result in a breach or violation of any of the terms or provisions of, constitute a default or, except as described in the Prospectus, a Debt Repayment Triggering Event (as defined below) under, give rise to any right of termination or other right or the cancellation or acceleration of any right or obligation or loss of a benefit under, or give rise to the creation or imposition of any lien, encumbrance, security interest, claim or charge upon any property or assets of the Company or any Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound or to which any of the property or assets of the Company or any Subsidiary is subject (each, a “Contract” and, collectively, the “Contracts”); (ii) result in any violation of the provisions of the charter or by-laws (or analogous governing instruments, as applicable) of the Company or any Subsidiary; or, (iii) to the Company’s knowledge, result in the violation of any US federal, state, local or Canadian provincial law, statute, rule, regulation, judgment, order or decree of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any Subsidiary or any of their properties or assets, except with respect to clauses (i) and (iii), any breaches, violations or defaults which, singularly or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.  A “Debt Repayment Triggering Event” means any event or condition that gives, or with the giving of notice or lapse of time would give the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any Subsidiary.

(m) Except for the registration of the Shares under the Securities Act and such consents, approvals, authorizations, registrations or qualifications as may be required under the Exchange Act and applicable state, provincial or other foreign securities laws, the Financial Industry Regulatory Authority (“FINRA”), the Toronto Stock Exchange (the “TSX”) and the NASDAQ Capital Market in connection with the offering and sale of the Shares by the Company, no consent, approval, authorization or order of, or filing, qualification or registration with, any court or governmental agency or body, foreign or domestic, which has not been made, obtained or taken and is not in full force and effect, is required for the execution, delivery and performance of this Agreement, the offer or sale of the Shares or the consummation of the transactions contemplated hereby or thereby.

(n) Deloitte LLP, who have audited certain financial statements and related schedules included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, is an independent registered public accounting firm as required by the Securities Act and the Rules and Regulations and the Public Company Accounting Oversight Board (United States) (the “PCAOB”). Except as pre-approved in accordance with the requirements set forth in Section 10A of the Exchange Act, Deloitte LLP has not been engaged by the Company to perform any “prohibited activities” (as defined in Section 10A of the Exchange Act).

(o) The financial statements, together with the related notes and schedules, included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus fairly present in all material respects the financial position and the results of operations and changes in financial position of the Company and its Subsidiaries and other consolidated entities at the respective dates or for the respective periods therein specified.  Such statements and related notes and schedules have been prepared in accordance with the generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis throughout the periods involved except as may be set forth in the related notes included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus.  The financial statements, together with the related notes and schedules, included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus comply in all material respects with the Securities Act, the Exchange Act, and the Rules and Regulations and the rules and regulations under the Exchange Act.  No other financial statements or supporting schedules or exhibits are required by the Securities Act or the Rules and Regulations to be described, or included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectus.  There is no pro forma or as adjusted financial information which is required to be included in the Registration Statement, the General Disclosure Package, or the Prospectus or a document incorporated by reference therein in accordance with the Securities Act and the Rules and Regulations which has not been included or incorporated as so required.  The pro forma and pro forma as adjusted financial information and the related notes included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus have been properly compiled and prepared in accordance with the applicable requirements of the Securities Act and the Rules and Regulations and present fairly the information shown therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein.

(p) Neither the Company nor any Subsidiary has sustained, since the date of the latest audited financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Registration Statement, the General Disclosure Package and the Prospectus; and, since such date, there has not been any change in the capital stock or long-term debt of the Company or any Subsidiary or any material adverse changes, or any development involving a prospective material adverse change, in or affecting the business, assets, management, financial position, prospects, shareholders’ equity or results of operations of the Company or any Subsidiary, otherwise than as set forth or contemplated in the Registration Statement, the General Disclosure Package and the Prospectus.

(q) Except as set forth in the Registration Statement, the General Disclosure Package and the Prospectus, there is no legal or governmental action, suit, claim or proceeding pending to which the Company or any Subsidiary is a party or of which any property or assets of the Company or any Subsidiary is the subject which is required to be described in the Registration Statement, the General Disclosure Package or the Prospectus or a document incorporated by reference therein and is not described therein, or which, singularly or in the aggregate, if determined adversely to the Company or any Subsidiary, could reasonably be expected to have a Material Adverse Effect or prevent the consummation of the transactions contemplated hereby; and to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others.

(r) Neither the Company nor any Subsidiary is in (i) violation of its charter or by-laws (or analogous governing instrument, as applicable), (ii) default in any respect, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject or (iii) to the Company’s knowledge, violation of any law, ordinance, governmental rule, regulation or court order, decree or judgment to which it or its property or assets is subject except, in the case of clauses (ii) and (iii) of this paragraph(s), for any violations or defaults which, singularly or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(s) The Company and each Subsidiary possesses all licenses, certificates, authorizations and permits issued by, and have made all declarations and filings with, the appropriate United States federal, local and state, Canadian provincial and other applicable foreign regulatory agencies or bodies which are necessary for the ownership of its properties or the conduct of their respective businesses as currently conducted as described in the Registration Statement, the General Disclosure Package and the Prospectus (collectively, the “Governmental Permits”) except where any failures to possess or make the same, singularly or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.  The Company and each Subsidiary is in compliance with all such Governmental Permits, and all such Governmental Permits are valid and in full force and effect, except where any non-compliance or the validity or failure to be in full force and effect could not, singularly or in the aggregate, reasonably be expected to have a Material Adverse Effect.  To the Company’s knowledge, all such Governmental Permits are free and clear of any restriction or condition that are in addition to, or materially different from those normally applicable to similar licenses, certificates, authorizations and permits.  Neither the Company nor any Subsidiary has received notification of any revocation or modification (or proceedings related thereto) of any such Governmental Permit except as could not reasonably be expected to have a Material Adverse Effect and, to the Company’s knowledge, there is no reasonable basis to believe that any such Governmental Permit will not be renewed.

(t) Neither the Company nor any Subsidiary is or, after giving effect to the offering of the Shares and the application of the proceeds thereof as described in the Registration Statement, the General Disclosure Package and the Prospectus, will become an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder.

(u) Neither the Company nor any Subsidiary, nor to the Company’s knowledge, any of the Company’s and any Subsidiary’s officers, directors or affiliates has taken or will take, directly or indirectly, any action designed or intended to stabilize or manipulate the price of any security of the Company, or which caused or resulted in, or which might in the future reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company.

(v) To the best of the Company’s knowledge, the Company and each Subsidiary owns or possesses the right to use all patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, software, databases, know-how, Internet domain names, trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures, and other intellectual property (collectively, “Intellectual Property”) necessary to carry on their respective businesses as currently conducted, and as proposed to be conducted and described in the Registration Statement, the General Disclosure Package and the Prospectus, and the Company is not aware of any claim to the contrary or any challenge by any other person to the rights of the Company or any Subsidiary with respect to the foregoing except for those that could not reasonably be expected to have a Material Adverse Effect.  The Intellectual Property licenses described in the Registration Statement, the General Disclosure Package and the Prospectus are valid, binding upon, and enforceable by or against the parties thereto in accordance with their terms.  The Company and each Subsidiary has complied in all material respects with, and is not in breach nor has received any written or, to the Company’s knowledge, oral asserted or threatened claim of breach of, any Intellectual Property license, and the Company has no knowledge of any breach or anticipated breach by any other person to any Intellectual Property license.  To the best of the Company’s knowledge, the Company’s and each Subsidiary’s business as now conducted and as proposed to be conducted does not and will not infringe or conflict with any valid patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other Intellectual Property or franchise right of any person, except for any such acts that could not reasonably be expected to have a Material Adverse Effect.  Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, no claim has been made against the Company or any Subsidiary alleging the infringement by the Company or any Subsidiary of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person.  The Company and each Subsidiary has taken all reasonable steps to protect, maintain and safeguard its rights in all Intellectual Property, including the execution of appropriate nondisclosure and confidentiality agreements.  The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other person in respect of, each of the Company’s and each Subsidiary’s right to own, use, or hold for use any of the Intellectual Property as owned, used or held for use in the conduct of its business as currently conducted.  The Company and each Subsidiary has at all times complied in all material respects with all applicable laws relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company or any Subsidiary in the conduct of the Company’s or any Subsidiary’s business.  No claims have been asserted or, to the Company’s knowledge, threatened against the Company or any Subsidiary alleging a violation of any person’s privacy or personal information or data rights and the consummation of the transactions contemplated hereby will not breach or otherwise cause any violation of any law related to privacy, data protection, or the collection and use of personal information collected, used, or held for use by the Company or any Subsidiary in the conduct of the Company’s or any Subsidiary’s business, except for those that could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate.  The Company and each Subsidiary takes reasonable measures to ensure that such information is protected against unauthorized access, use, modification, or other misuse.

(w) Other than liens on equipment, personal or other property securing indebtedness of the Company in the ordinary course which are described in the Registration Statement, the General Disclosure Package and the Prospectus, the Company and each Subsidiary has good and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real or personal property which are material to the business of the Company and any Subsidiary, free and clear of all liens, encumbrances, security interests, claims and defects that do not, singularly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any Subsidiary; and all of the leases and subleases material to the business of the Company or any Subsidiary, and under which the Company or any Subsidiary holds properties described in the Registration Statement, the General Disclosure Package and the Prospectus, are in full force and effect, and neither the Company nor any Subsidiary has received any written or, to the knowledge of the Company, oral notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or any Subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(x) No organized labor disturbance by the employees of the Company or any Subsidiary exists or, to the best of the Company’s knowledge, is imminent, and the Company has no actual knowledge of any existing or imminent labor disturbance by the employees of any of its or any Subsidiary’s principal suppliers, manufacturers, customers or contractors, that could reasonably be expected, singularly or in the aggregate, to have a Material Adverse Effect.  The Company is not aware that any key employee or significant group of employees of the Company or any Subsidiary plans to terminate employment with the Company or any Subsidiary.

(y) No “prohibited transaction” (as defined in Section 406 of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder (“ERISA”), or Section 4975 of the Internal Revenue Code of 1986, as amended from time to time (the “Code”)) or “accumulated funding deficiency” (as defined in Section 302 of ERISA) or any of the events set forth in Section 4043(b) of ERISA (other than events with respect to which the thirty (30)-day notice requirement under Section 4043 of ERISA has been waived) has occurred or could reasonably be expected to occur with respect to any employee benefit plan of the Company or any Subsidiary which could reasonably be expected to have a Material Adverse Effect, singularly or in the aggregate.  Each employee benefit plan of the Company or any Subsidiary is in compliance in all material respects with applicable law, including ERISA and the Code.  The Company and each Subsidiary has not incurred and could not reasonably be expected to incur liability under Title IV of ERISA with respect to the termination of, or withdrawal from, any pension plan (as defined in ERISA).  Each pension plan for which the Company or any Subsidiary would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified, and nothing has occurred, whether by action or by failure to act, which could reasonably be expected to cause the loss of such qualification to the extent such loss would have a Material Adverse Effect, singularly or in the aggregate.

(z) To the best of the Company’s knowledge, the Company and each Subsidiary is in compliance with all United States federal, state and local, Canadian provincial and other applicable rules, laws and regulations relating to the use, treatment, storage and disposal of hazardous or toxic substances or waste and protection of health and safety or the environment which are applicable to its businesses (“Environmental Laws”), except where the failure to comply could not reasonably be expected to have a Material Adverse Effect, singularly or in the aggregate.  There has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission, or other release of any kind of toxic or other wastes or other hazardous substances regulated by Environmental Laws (“Hazardous Substances”) by or caused by the Company or any Subsidiary (or, to the Company’s knowledge and without independent investigation, any other entity for whose acts or omissions the Company or any Subsidiary is or may otherwise be liable) upon any of the property now or previously owned or leased by the Company or any Subsidiary, or upon any other property, in violation of any law, statute, ordinance, rule, regulation, order, judgment, decree or permit or which would, under any law, statute, ordinance, rule (including rule of common law), regulation, order, judgment, decree or permit, give rise to any liability, except for any violation or liability which could not reasonably be expected to have a Material Adverse Effect, singularly or in the aggregate; to the Company’s actual knowledge and without independent investigation, there has been no disposal, discharge, emission or other release onto property now leased by the Company or any Subsidiary or into the environment surrounding such property of any Hazardous Substance, except for any such disposal, discharge, emission, or other release in violation of Environmental Laws which could not reasonably be expected to have a Material Adverse Effect, singularly or in the aggregate.

(aa) The Company and each Subsidiary (i) has timely filed (or filed an extension to file) all necessary United States federal, state and local, Canadian provincial and other applicable foreign tax returns, and all such filed returns were true, complete and correct, (ii) has paid all United States federal, state and local, Canadian provincial and other applicable foreign taxes, assessments, governmental or other charges due and payable for which it is liable, including, without limitation, all sales and use taxes and all taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, and (iii) does not have any tax deficiency or claims outstanding or assessed or, to the best of its knowledge, proposed against any of them, except those, in each of the cases described in clauses (i), (ii) and (iii) of this paragraph (aa), that could not reasonably be expected to have a Material Adverse Effect, singularly or in the aggregate.  The Company and each Subsidiary has not engaged in any transaction which is a corporate tax shelter or which could be characterized as such by the Internal Revenue Service or any other taxing authority.  The accruals and reserves on the books and records of the Company in respect of tax liabilities for any taxable period not yet finally determined are adequate to meet any assessments and related liabilities for any such period, and since November 30, 2008, the Company and each Subsidiary has not incurred any liability for taxes other than in the ordinary course.

(bb) The Company and each Subsidiary carries, or is covered by, insurance provided by recognized, financially sound and reputable institutions with policies in such amounts and covering such risks as, to the Company’s knowledge, is adequate for the conduct of their respective businesses and the value of its properties and as is, to the Company’s knowledge,  customary for companies engaged in similar businesses in similar industries.  The Company has no reasonable basis to believe that it or any Subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct their respective businesses as now conducted and at a cost that could not reasonably be expected to result in a Material Adverse Effect.  Neither the Company nor any Subsidiary has been denied any insurance coverage that it has sought or for which it has applied.

(cc) The Company and each Subsidiary maintains a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, since the end of the Company’s most recent audited fiscal year, there has been (A) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (B) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(dd) The minute books of the Company and each Subsidiary have been made available to Roth and counsel for Roth, and such books (i) contain a complete summary in all material respects of all meetings and actions of the board of directors (including each board committee) and stockholders of the Company and each Subsidiary (or analogous governing bodies and interest holders, as applicable), since January 1, 2009 through the date of the latest meeting and action, and (ii) accurately, in all material respects, reflect all transactions referred to in such minutes.

(ee) There is no franchise, lease, contract, agreement or document required by the Securities Act or by the Rules and Regulations to be described in the Registration Statement, the General Disclosure Package and the Prospectus or a document incorporated by reference therein or to be filed as an exhibit to the Registration Statement or a document incorporated by reference therein which is not described or filed therein as required; and all descriptions of any such franchises, leases, contracts, agreements or documents contained in the Registration Statement, the General Disclosure Package and the Prospectus or in a document incorporated by reference therein are accurate and complete descriptions of such documents in all material respects.  Other than as described in the Registration Statement, the General Disclosure Package and the Prospectus, no such franchise, lease, contract or agreement has been suspended or terminated for convenience or default by the Company or any Subsidiary or any of the other parties thereto, and neither the Company nor any Subsidiary has received notice nor does the Company have any other knowledge of any such pending or threatened suspension or termination, except for such pending or threatened suspensions or terminations that would not reasonably be expected to, singularly or in the aggregate, have a Material Adverse Effect.

(ff) No relationship, direct or indirect, exists between or among the Company and any Subsidiary on the one hand, and the directors, officers, stockholders (or analogous interest holders), customers or suppliers of the Company or any Subsidiary or any of their affiliates on the other hand, which is required to be described in the Registration Statement, the General Disclosure Package and the Prospectus or a document incorporated by reference therein and which is not so described.

(gg) No person or entity has the right to require registration of Common Shares or other securities of the Company or any Subsidiary because of the filing or effectiveness of the Registration Statement or otherwise, except for persons and entities who have expressly waived such right in writing or who have been given timely and proper written notice and have failed to exercise such right within the time or times required under the terms and conditions of such right.  Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, there are no persons with registration rights or similar rights to have any securities registered by the Company or any Subsidiary under the Securities Act.

(hh) Neither the Company nor any Subsidiary owns any “margin securities” as that term is defined in Regulation U of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), and none of the proceeds of the sale of the Shares will be used, directly or indirectly, for the purpose of purchasing or carrying any margin security, for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry any margin security or for any other purpose which might cause any of the Shares to be considered a “purpose credit” within the meanings of Regulation T, U or X of the Federal Reserve Board.

(ii) Except for this Agreement, neither the Company nor any Subsidiary is a party to any contract, agreement or understanding with any person that would give rise to a valid claim against the Company or Roth for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Shares or any transaction contemplated by this Agreement, the Registration Statement, the General Disclosure Package or the Prospectus.

(jj) No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in either the Registration Statement, the General Disclosure Package or the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(kk) The Company is subject to and in compliance in all material respects with the reporting requirements of Section 13 or Section 15(d) of the Exchange Act.  The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on the TSX and the NASDAQ Capital Market, and the Company has taken no action designed to, or reasonably likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or delisting the Common Shares from the TSX or the NASDAQ Capital Market, nor has the Company received any notification that the Commission, and Canadian securities regulator, the TSX, the NASDAQ Capital Market or FINRA is contemplating terminating such registration or listing.  The Company has obtained all necessary consents, approvals or conditional approvals (as the case may be), authorizations or orders of, or filing, notification or registration with, the TSX and the NASDAQ Capital Market is required for the listing and trading of the Shares on the TSX and the NASDAQ Capital Market.

(ll) The Company is in material compliance with all applicable provisions of the Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated thereunder or implementing the provisions thereof (the “Sarbanes-Oxley Act”).

(mm) The Company is in material compliance with all applicable corporate governance requirements set forth in the NASDAQ Marketplace Rules.

(nn) Neither the Company nor any Subsidiary, nor, to the best of the Company’s knowledge, any employee or agent of the Company or any Subsidiary, has made any contribution or other payment to any official of, or candidate for, any United States federal, state or local, Canadian provincial or other applicable foreign office in violation of any law (including the Foreign Corrupt Practices Act of 1977, as amended) or of the character required to be disclosed in the Registration Statement, the General Disclosure Package or the Prospectus or a document incorporated by reference therein.

(oo) There are no transactions, arrangements or other relationships between and/or among the Company or any Subsidiary, any of their affiliates (as such term is defined in Rule 405 of the Securities Act) and any unconsolidated entity, including, but not limited to, any structured finance, special purpose or limited purpose entity that could reasonably be expected to materially affect the Company’s or any Subsidiary’s liquidity or the availability of or requirements for their capital resources required to be described in the Registration Statement, the General Disclosure Package and the Prospectus or a document incorporated by reference therein which have not been described as required.

(pp) There are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees or indebtedness by the Company to or for the benefit of any of the officers or directors of the Company or any of their respective family members, except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus.

(qq) The statistical and market related data included in the Registration Statement, the General Disclosure Package and the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate, and such data agree with the sources from which they are derived.

(rr) The operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including those contained in the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending, or to the best knowledge of the Company, threatened.

(ss) Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(tt) Neither the Company, nor any Subsidiary, nor any of their affiliates (within the meaning of FINRA Rule 5121(f)(1)) directly or indirectly controls, is controlled by, or is under common control with, or is an associated person (within the meaning of Article I, Section l(ee) of the By-laws of FINRA) of, any member firm of FINRA.

(uu) No approval of the shareholders of the Company under the rules and regulations of the TSX or the NASDAQ Capital Market (including NASDAQ Marketplace Rules 5635) is required for the Company to issue and sell the Shares.

(vv) To the Company’s knowledge, after reasonable inquiry, the pivotal bioequivalence, clinical and preclinical studies conducted by or on behalf of the Company or any Subsidiary that are either described in the Registration Statement, the General Disclosure Package or the Prospectus or the results of which are referred to in the Registration Statement, the General Disclosure Package or the Prospectus were and, if still ongoing, are being conducted in material compliance with all laws and regulations applicable thereto in the jurisdictions in which they are being conducted and with all laws and regulations applicable to pivotal bioequivalence, preclinical and clinical studies from which data will be submitted to support marketing approval. Any descriptions in the Registration Statement, the General Disclosure Package and the Prospectus of the results of such studies are accurate and complete in all material respects and fairly present the data derived from such studies, and the Company has no knowledge of any large well-controlled pivotal bioequivalence or clinical study the aggregate results of which are inconsistent with or otherwise call into question the results of any pivotal bioequivalence or clinical study conducted by or on behalf of the Company or any Subsidiary that are described in the Registration Statement, the General Disclosure Package or the Prospectus or the results of which are referred to in the Registration Statement, the General Disclosure Package or the Prospectus.  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the Company has not received any written notices or statements from the United States Food and Drug Administration (the “FDA”), the European Medicines Agency (“EMEA”) or any other governmental agency or authority imposing, requiring, requesting or suggesting a clinical hold, termination, suspension or material modification for or of any clinical or pivotal bioequivalence studies that are described in the Registration Statement, the General Disclosure Package or the Prospectus or the results of which are referred to in the Registration Statement, the General Disclosure Package or the Prospectus General Disclosure Package.

(ww) Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the Company has not received any written notices or statements from the FDA, the EMEA or any other governmental agency to the effect, and otherwise has no knowledge or any reasonable basis to believe, that (i) any generic or new drug application or marketing authorization application for any product or product candidate of the Company or any Subsidiary is or has been rejected or determined to be non-approvable or conditionally approvable; (ii) a delay in time for review and/or approval of a marketing authorization application or marketing approval application in any other jurisdiction for any product or product candidate of the Company or any Subsidiary is or may be required, requested or being implemented; (iii) one or more pivotal bioequivalence or clinical studies for any product or product candidate of the Company or any Subsidiary shall or may be requested or required in addition to the pivotal bioequivalence and clinical studies described in the Registration Statement, the General Disclosure Package or the Prospectus as a precondition to or condition of issuance or maintenance of a marketing approval for such product or product candidate; (iv) any license, approval, permit or authorization to conduct any pivotal bioequivalence or clinical trial of or market any product or product candidate of the Company or any Subsidiary has been, will be or may be suspended, revoked, modified or limited, except in the cases of clauses (i), (ii), (iii) and (iv) where such rejections, determinations, delays, requests, suspensions, revocations, modifications or limitations would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(xx) Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, to the Company’s knowledge, the pivotal bioequivalence, preclinical and clinical testing, application for marketing approval of, manufacture, distribution, promotion and sale of the products and product candidates of the Company or any Subsidiary is in compliance, in all material respects, with all laws, rules and regulations applicable to such activities, including without limitation applicable good laboratory practices, good clinical practices and good manufacturing practices, except for such non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Any descriptions of the results of such tests and trials contained in the Registration Statement, the General Disclosure Package and the Prospectus are accurate in all material respects.  Except to the extent disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the Company has not received notice of adverse finding, warning letter or pivotal bioequivalence or clinical hold notice from the FDA or any non-U.S. counterpart of any of the foregoing, or any untitled letter or other correspondence or notice from the FDA or any other governmental authority or agency or any institutional or ethical review board alleging or asserting noncompliance with any law, rule or regulation applicable in any jurisdiction, except notices, letters, and correspondences and non-U.S. counterparts thereof alleging or asserting such noncompliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, neither the Company nor any Subsidiary has, either voluntarily or involuntarily, initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field correction, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action relating to an alleged or potential lack of safety or efficacy of any product or product candidate of the Company or any Subsidiary, any alleged product defect of any product or product candidate of the Company or any Subsidiary, or any violation of any material applicable law, rule, regulation or any clinical trial or marketing license, approval, permit or authorization for any product or potential product of the Company or any Subsidiary, and the Company is not aware of any facts or information that would cause it to initiate any such notice or action and has no knowledge or reasonable basis to believe that the FDA, the EMEA or any other governmental agency or authority or any institutional or ethical review board or other non-governmental authority intends to impose, require, request or suggest such notice or action.  Any pivotal bioequivalence, pre-clinical and clinical studies, tests, investigations, and trials conducted by or on behalf of the Company or any Subsidiary that are described in the Registration Statement, the General Disclosure Package or the Prospectus were and, if still in progress, are being, conducted in compliance with all applicable U.S. and foreign statutes, rules, regulations, orders, or other laws, and, for any data to be submitted to the FDA pursuant to such studies, all applicable Good Laboratory Practices and Good Clinical Practices, except for such instances of non-compliance as could not reasonably be expected to result in a Material Adverse Effect, individually or in the aggregate.  Any descriptions of the pivotal bioequivalence, pre-clinical and clinical studies, tests, investigations, and trials, including the related results and regulatory status thereof, contained in the Registration Statement, the General Disclosure Package or the Prospectus are accurate in all material respects.  The Company has not received and written, or to the Company’s knowledge, oral notices, correspondence or other communication from the FDA, the EMEA or other governmental regulatory agency or subdivision thereof, or any institutional or ethical review boards, asserting non-compliance with any applicable statutes, rules, regulations, orders, or other laws, or requiring or requesting the termination, suspension or modification of any pivotal bioequivalence, preclinical and clinical studies, tests, investigations, or trials conducted by, or on behalf of, the Company or any Subsidiary or in which the Company or any Subsidiary has participated.

(yy) The Company was not a “passive foreign investment company” (a “PFIC”), as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, for its most recently completed taxable year and currently does not expect to become a PFIC in the future.

(zz) No stamp, issue, registration, documentary, transfer or other similar taxes and duties, including interest and penalties, are payable in Canada on or in connection with the issuance and sale of the Shares by the Company or the execution and delivery of this Agreement.

(aaa) The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act.

(bbb)    The choice of the laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of Canada and will be honored by courts in Canada, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and legal and provided that such choice of law is not contrary to public policy. The Company has the corporate power and capacity to submit, and, pursuant to Section 16 of this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of any court of the State of New York or the United States located in the Borough of Manhattan, The City of New York (each, a “New York Court”) and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in any such court; and the Company has the power to designate, appoint and authorize, and pursuant to Section 16 of this Agreement has legally, validly, effectively and irrevocably designated, appointed and authorized, an authorized agent for service of process in any action arising out of or relating to this Agreement, the Registration Statement, the General Disclosure Package or the Prospectus or the offering of the Shares in any New York Court, and service of process effected on such authorized agent will be effective to confer valid personal jurisdiction over the Company as provided in Section 16 of this Agreement.

(ccc) This Agreement is in proper form to be enforceable in Canada in accordance with its terms; to ensure the legality, validity, enforceability or admissibility into evidence in Canada thereof and it is not necessary that this Agreement be filed or recorded with any court or other authority in Canada (other than court filings in the ordinary course of proceedings).

(ddd) Any final judgment for a fixed or readily calculable sum of money rendered by a New York Court having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon this Agreement and any instruments or agreements entered into for the consummation of the transactions contemplated herein that is not impeachable as void or voidable under the laws of the State of New York would be recognized and enforced against the Company without re-examination of the merits of the cause of action in respect of which the original judgment was given or re-litigation of the matters adjudicated upon or payment of any stamp, registration or similar tax or duty by the courts of Ontario (other than in the normal course of proceeding), provided that (A) such New York courts had proper jurisdiction over the parties subject to such judgment; (B) such judgment was not obtained by fraud or in a manner contrary to natural justice; (C) the enforcement of the judgment would not be contrary to public policy as such term is understood under the laws of Ontario or contrary to any order made by the Attorney General of Canada under the Foreign Extra-Territorial Measures Act (Canada); (D) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Canada; (E) there is due compliance with the correct procedures under the laws of Canada; (F) the enforcement of such judgment does not constitute directly or indirectly the enforcement of revenue expropriatory or penal laws; and (G) the action to enforce such judgment is commenced within the applicable limitation period under the laws of Ontario. The Company is not aware of any reason why the enforcement in Canada of such a New York Court judgment would be, as of the date hereof, contrary to public policy of Canada. This Section 3(ddd) is subject in its entirety to the following qualifications and exceptions: (i) an Ontario Court has discretion to stay or decline to hear an action on a New York judgment if the New York judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action, (ii) an Ontario court will render judgment only in Canadian dollars, and (iii) an action in an Ontario Court on a New York judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditor’s rights generally.

(eee) The Company is a reporting issuer (as defined under applicable Canadian securities laws) in all of the provinces and territories of Canada.

(fff) Any certificate signed by or on behalf of the Company and delivered to Roth or to counsel for Roth shall be deemed to be a representation and warranty by the Company to Roth as to the matters covered thereby.

6. FURTHER AGREEMENTS OF THE COMPANY.  The Company agrees with the Roth as follows:

(a) To prepare the Prospectus in a form approved by Roth containing information previously omitted at the time of effectiveness of the Registration Statement in reliance on rules 430A, 430B and 430C and to file such Prospectus pursuant to Rule 424(b) under the Rules and Regulations not later than the second (2nd) business day following the execution and delivery of this Agreement or, if applicable, such earlier time as may be required by Rule 430A under the Rules and Regulations; to notify Roth immediately of the Company’s intention to file or prepare any supplement or amendment to any Registration Statement or to the Prospectus and to make no amendment or supplement to the Registration Statement, the General Disclosure Package or to the Prospectus to which Roth shall reasonably object by notice to the Company after a reasonable period to review; to advise Roth, promptly after it receives notice thereof, of the time when any amendment to any Registration Statement has been filed or becomes effective or any supplement to the General Disclosure Package or the Prospectus or any amended Prospectus has been filed and to furnish Roth copies thereof; to file promptly all material required to be filed by the Company with the Commission pursuant to Rule 433(d) or 163(b)(2), as the case may be; to file promptly all reports required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act subsequent to the date of the Prospectus and during the Delivery Period; to advise Roth, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any Issuer Free Writing Prospectus or the Prospectus, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement, the General Disclosure Package or the Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of the Base Prospectus, any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus or suspending any such qualification, and promptly to use its best efforts to obtain the withdrawal of such order.

(b) To file, subject to Section 6(a) above, promptly all reports required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act subsequent to the date of the Prospectus Supplement and for the duration of the Delivery Period. For the duration of the Delivery Period, to include in any Report of Foreign Private Issuer on Form 6-K reporting its quarterly results, and in its annual reports on Form 20-F, a summary detailing, for the relevant reporting period to the extent any Shares are sold during such period or, for the fourth fiscal quarter in the case of a Form 20-F filing, (i) the number of Shares sold through Roth pursuant to this Agreement, (ii) the net proceeds received by the Company from such sales and (iii) the compensation paid by the Company to Roth with respect to such sales (or alternatively, prepare a prospectus supplement (each, an “Interim Prospectus Supplement”) with such summary information and, at least once a quarter and subject to Section 6(a) above, file such Interim Prospectus Supplement pursuant to Rule 424(b) under the Securities Act (and within the time periods required by Rule 424(b) and Rules 430A, 430B or 430C under the Securities Act)).

(c) [Reserved]

(d) The Company represents and agrees that, unless it obtains the prior consent of Roth (and Roth represent and agrees that, unless they obtain the prior consent of the Company), it has not made and will not, make any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 under the Rules and Regulations unless the prior written consent of Roth has been received (each, a “Permitted Free Writing Prospectus”).  The Company represents that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, comply with the requirements of Rules 164 and 433 under the Rules and Regulations applicable to any Issuer Free Writing Prospectus, including the requirements relating to timely filing with the Commission, legending and record keeping and will not take any action that would result in Roth or the Company being required to file with the Commission pursuant to Rule 433(d) under the Rules and Regulations a free writing prospectus prepared by or on behalf of Roth that Roth otherwise would not have been required to file thereunder.

(e) If at any time during the Delivery Period, any event occurs or condition exists as a result of which the Prospectus, as then amended or supplemented, would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or the Registration Statement, as then amended or supplemented, would include any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading, or if for any other reason it is necessary at any time to amend or supplement any Registration Statement or the Prospectus to comply with the Securities Act or the Exchange Act, the Company will (i) promptly notify Roth, and upon Roth’ request, the Company will promptly prepare and file with the Commission, at the Company’s expense, an amendment to the Registration Statement or an amendment or supplement to the Prospectus that corrects such statement or omission or effects such compliance and will deliver to Roth, without charge, such number of copies thereof as Roth may reasonably request and (ii) promptly notify Roth to suspend the offering of the Shares until such amendment or supplement is filed with the Commission and, in the case of any amendment, declared effective by the Commission.  The Company consents to the use of the Prospectus or any amendment or supplement thereto by Roth.

(f) To the extent not available on the Commission’s Electronic Data Gathering, Analysis and Retrieval system or any successor system thereto (collectively, “EDGAR”), to furnish promptly to Roth and to counsel for Roth a manually signed or conformed copy of the Registration Statement as originally filed with the Commission, and of each amendment thereto filed with the Commission, including all consents and exhibits filed therewith.

(g) To make generally available to its stockholders as soon as practicable, but in any event not later than eighteen (18) months after the effective date of each Registration Statement (as defined in Rule 158(c) under the Rules and Regulations), an earnings statement of the Company and any Subsidiary (which need not be audited) complying with Section 11(a) of the Securities Act and the Rules and Regulations (including, at the option of the Company, Rule 158).

(h) To take promptly from time to time such actions as Roth may reasonably request to qualify the Shares for offering and sale under the securities or Blue Sky laws of such jurisdictions (domestic or foreign) as Roth may designate and to continue such qualifications in effect, and to comply with such laws, for so long as required to permit the offer and sale of the Shares in such jurisdictions; provided that the Company shall not be obligated to qualify as foreign corporations in any jurisdiction in which they are not so qualified or to file a general consent to service of process in any jurisdiction.

(i) To the extent not available on the Commission’s EDGAR system or any successor system, during the period of two (2) years from the date hereof, to deliver to Roth, (i) as soon as they are available, copies of all reports or other communications furnished generally to stockholders (other than reports and other information that is electronically filed with the Commission via EDGAR or any successor system), and (ii) as soon as they are available, copies of any reports and financial statements furnished or filed with the Commission or any national securities exchange or automatic quotation system on which the Company’s securities are listed or quoted.

(j) Prior to the expiration of the Registration Statement, if all of the Shares have not been sold prior thereto, to file, subject to Section 6(a), a new shelf registration statement and to take any other action necessary to permit the public offering of the Shares to continue without interruption (references herein to the Registration Statement shall include the new registration statement declared effective by the Commission).

(k) On the date of execution of this Agreement and (i) upon recommencement of the offering of the Shares under this Agreement following the termination of a suspension of sales hereunder, (ii) each time that the Registration Statement or the Prospectus shall be amended or supplemented (other than a prospectus supplement relating solely to the offering of securities other than the Shares), (iii) each time the Company files with the Commission an Annual Report on Form 20-F under the Exchange Act, (iv) each time the Company files with the Commission a Report of Foreign Private Issuer on Form 6-K disclosing the Company’s quarterly financial results or, upon Roth’s reasonable request, any other document incorporated by reference into the Prospectus, (v) each time Shares are delivered to Roth as principal on a Settlement Date, or (vi) such other time as Roth may reasonably request (such recommencement date and each such date referred to in clauses (i) through (vi) above, a “Representation Date”), to furnish or cause to be furnished to Roth within three (3) Trading Days of any Representation Date a certificate dated and delivered as of the date hereof or as of such Representation Date, as applicable, in form reasonably satisfactory to Roth to the effect that (i) the representations and warranties of the Company contained in this Agreement are true and correct as of the date of such certificate; (ii) the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the date of such certificate; (iii) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission; (iv) the Prospectus Supplement, any Interim Prospectus Supplement and each Permitted Free Writing Prospectus have been timely filed with the Commission under the Securities Act (in the case of a Permitted Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act), and all requests for additional information on the part of the Commission have been complied with or otherwise satisfied; (v) if delivered as of a date that is not also a Settlement Date, as of the date of such certificate, or if delivered on a Settlement Date, at the Time of Sale applicable relating to the Shares, the Registration Statement did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; (vi) if delivered as of a date that is not also a Settlement Date, as of the date of such certificate, or if delivered on a Settlement Date, at the Time of Sale relating to the applicable Shares and at the Settlement Date, the General Disclosure Package did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no such certificate shall apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by Roth expressly for use in the General Disclosure Package; and (vii) the Shares to be sold on that date, if any, have been duly and validly authorized by the Company and that all corporate action required to be taken for the authorization, issuance and sale of the Shares on that date, if any, has been validly and sufficiently taken.  If the Company has previously furnished to Roth a certificate substantially in the form previously agreed between the parties, the Company may, in respect of any future Representation Date, furnish Roth with a bring-down certificate (a “Bring-Down Certificate”) in lieu of such certificate to the effect that Roth may rely on the prior certificate delivered pursuant to this Section 6(k) to the same extent as if it were dated the date of such Bring-Down Certificate.  The requirement to provide deliverables under Sections 6(k) through 6(n) shall be automatically waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the date the Company delivers a Placement Notice hereunder (which shall be deemed to be a Representation Date).  Any existing Placement Notice shall be deemed to be suspended and no new Placement Notice shall be delivered until the deliverables in Sections 6(k) through 6(n), as may be required with respect to a Representation Date, shall have been delivered and such deliverables shall all be delivered and dated the same day and Roth shall have no obligation to effect any offers or sales hereunder prior to the receipt of such deliverables.

(l) On the date of this Agreement and within three (3) Trading Days after each Representation Date for which no waiver is applicable pursuant to Section 6(k), to cause to be furnished to Roth, dated as of the date hereof or as of such Representation Date, as applicable, each in form and substance reasonably satisfactory to Roth: (i) the written opinion of Blank Rome LLP, the Company’s counsel, or other counsel to the Company reasonably acceptable to Roth, (ii) the written negative assurance letter of Blank Rome LLP, the Company’s counsel, or other counsel to the Company reasonably acceptable to Roth, (iii) the written opinion of Gowling Lafleur Henderson LLP, Ontario counsel to the Company, or other counsel to the Company reasonably acceptable to Roth, (iv) the written negative assurances statement of Gowling Lafleur Henderson LLP, Ontario counsel to the Company, or other counsel to the Company reasonably acceptable to Roth, (v) the written opinion of McInnes Cooper, Nova Scotia counsel to the Company, or other counsel to the Company reasonably acceptable to Roth, and (vi) the written opinion of John Allport, Vice-President, Legal Affairs and Licensing of the Company, or other counsel to the Company reasonably acceptable to Roth.

(m) With respect to Section 6(l) above, in lieu of delivering such opinion or letter for any Representation Date, such counsel may furnish Roth with a letter (a “Reliance Letter”) to the effect that Roth may rely on a prior opinion or letter delivered under Section 6(l) to the same extent as if it were dated the date of such letter (except that statements in such prior opinion or letter shall be deemed to relate to the Registration Statement and the Prospectus as amended or supplemented as of such Representation Date).

(n) On the date of execution of this Agreement and within three (3) Trading Days after each Representation Date for which no waiver is applicable pursuant to Section 6(k), to cause Deloitte LLP (and/or any other independent accountants whose report is included in the Registration Statement or the Prospectus) to furnish to Roth letters (each, a “Comfort Letter”), dated the date the Comfort Letter is delivered, in form and substance satisfactory to Roth, (i) confirming that they are an independent registered public accounting firm within the meaning of the Securities Act and the PCAOB and (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings.

(o) To comply with any due diligence review or call reasonably requested by Roth.

(p) To reserve and keep available at all times, free of preemptive rights, Shares for the purpose of enabling the Company to satisfy its obligations hereunder.

(q) That, subject to compliance with any applicable requirements of Regulation M under the Exchange Act and any other applicable requirements of federal securities laws, it consents to Roth trading in the Common Stock for Roth’s own account and for the accounts of its clients at the same time as sales of the Shares occur pursuant to this Agreement.

(r) That each acceptance by the Company of an offer to purchase the Shares hereunder shall be deemed to be an affirmation to Roth that the representations and warranties of the Company contained in or made pursuant to this Agreement are true and correct as of the date of such acceptance as though made at and as of such date, and an undertaking that such representations and warranties will be true and correct as of the Settlement Date for the Shares relating to such acceptance as though made at and as of such date (except that such representations and warranties shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented relating to such Shares).

(s) Not to sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to sell or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of the Common Stock or securities convertible into or exchangeable or exercisable for the Common Stock or warrants or other rights to purchase the Common Shares or any other securities of the Company that are substantially similar to the Common Shares or permit the registration under the Securities Act of any shares of the Common Shares, except for (i) the registration of the Shares and the sales through Roth pursuant to this Agreement, (ii) any Common Shares issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Prospectus, (iii) any Common Shares issued or options to purchase Common Stock granted pursuant to existing employee benefit plans of the Company or (iv) any Common Shares issued pursuant to any non-employee director stock plan, dividend reinvestment plan or stock purchase plan of the Company, during the Delivery Period, without instructing Roth to suspend activity under this program at least three (3) Business Days prior to the public announcement of such sale or other disposition.

(t) To supply Roth with copies of all correspondence to and from, and all documents issued to and by, the Commission in connection with the registration of the Shares under the Securities Act or the Registration Statement or the Prospectus, or any amendment or supplement thereto or document incorporated by reference therein.

(u) During the Delivery Period, that the Company will not, and will cause its affiliated purchasers (as defined in Regulation M under the Exchange Act) not to, either alone or with one or more other persons, bid for or purchase, for any account in which it or any of its affiliated purchasers has a beneficial interest, any Shares, or attempt to induce any person to purchase any Shares; and not to, and to cause its affiliated purchasers not to, make bids or purchase for the purpose of creating actual, or apparent, active trading in or of raising the price of the Shares.

(v) To at all times comply in all material respects with all applicable provisions of the Sarbanes-Oxley Act in effect from time to time.

(w) To use its commercially reasonable efforts to effect, list and maintain, subject to notice of issuance, the Shares and the Common Shares on the TSX and the NASDAQ Capital Market.

(x) To use its commercially reasonable efforts to assist Roth with any filings with FINRA and obtaining clearance from FINRA as to the amount of compensation allowable or payable to Roth.

(y) The Company agrees to pay, or reimburse if paid by Roth, whether or not the transactions contemplated hereby are consummated or this Agreement is terminated: (a) the costs incident to the authorization, issuance, sale, preparation and delivery of the Shares and any taxes payable in that connection; (b) the costs incident to the registration of the Shares under the Securities Act; (c) the costs incident to the preparation, printing and distribution of the Registration Statement, the Base Prospectus, any Issuer Free Writing Prospectus, the Prospectus, any amendments, supplements and exhibits thereto or any Incorporated Document and the costs of printing, reproducing and distributing any transaction document by mail, facsimile or other means of communications; (d) the fees and expenses (including, subject to the limitations set forth in Section 3(b), related fees and expenses of counsel to Roth, if any) incurred in connection with securing any required review by FINRA of the terms of the sale of the Shares and any filings made with FINRA; (e) any applicable listing, quotation or other fees; (f) the fees and expenses (including, subject to the limitations set forth in Section 3(b), related fees and expenses of counsel to Roth, if any) of qualifying the Shares under the securities laws of the several jurisdictions as provided in Section 6(i) and of preparing, printing and distributing wrappers, Blue Sky Memoranda and Legal Investment Surveys; (g) the cost of preparing and printing Share certificates; (h) all fees and expenses of the registrar and transfer agent of the Shares; and (i) all other costs and expenses incident to the performance of the obligations of the Company under this Agreement (including, without limitation, the fees and expenses of the Company’s counsel and the Company’s independent accountants).

7. COVENANTS OF ROTH.  Roth covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of Roth that otherwise would not be required to be filed by the Company thereunder, but for the action of Roth.

8. CONDITIONS OF ROTH’S OBLIGATIONS.  The obligations of Roth hereunder are subject to the following conditions:

(a) No stop order suspending the effectiveness of the Registration Statement or any part thereof, preventing or suspending the use of any Base Prospectus, any Preliminary Prospectus, any Pricing Prospectus, the Prospectus or any Permitted Free Writing Prospectus or any part thereof shall have been issued and no proceedings for that purpose or pursuant to Section 8A under the Securities Act shall have been initiated or threatened by the Commission, and all requests for additional information on the part of the Commission (to be included or incorporated by reference in the Registration Statement or the Prospectus or otherwise) shall have been complied with to the reasonable satisfaction of Roth; each Issuer Free Writing Prospectus, if any, and the Prospectus shall have been filed with the Commission within the applicable time period prescribed for such filing by, and in compliance with, the Rules and Regulations and in accordance with Section 6(a),; and FINRA shall have raised no objection to the fairness and reasonableness of the terms of this Agreement or the transactions contemplated hereby.  No Canadian securities regulator shall have issued any stop order or other order suspending the effectiveness of any registration statement or prospectus filed by the Company under applicable Canadian securities laws, rules or regulations.

(b) Roth shall not have discovered and disclosed to the Company that the Registration Statement or any amendment or supplement thereto contains an untrue statement of a fact which, in the opinion of counsel for Roth, is material or omits to state any fact which, in the opinion of such counsel, is material and is required to be stated therein or is necessary to make the statements therein not misleading, or that the General Disclosure Package, any Issuer Free Writing Prospectus or the Prospectus or any amendment or supplement thereto contains an untrue statement of fact which, in the opinion of such counsel, is material or omits to state any fact which, in the opinion of such counsel, is material and is necessary in order to make the statements, in the light of the circumstances in which they were made, not misleading.

(c) Subsequent to the execution and delivery of this Agreement, there shall not have occurred any of the following: (i) any change, or any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its Subsidiaries taken as a whole which, in the reasonable judgment of Roth, is material and adverse and makes it impractical or inadvisable to market the Shares; (ii) trading in securities generally on the New York Stock Exchange, the NYSE MKT, the TSX or the NASDAQ Stock Market or in the over-the-counter market, or trading in any securities of the Company on any exchange or in the over-the-counter market, shall have been suspended or materially limited, or minimum or maximum prices or maximum range for prices shall have been established on any such exchange or such market by the Commission or any Canadian securities regulator, by such exchange or market or by any other regulatory body or governmental authority having jurisdiction, (iii) a banking moratorium shall have been declared by Federal, Canadian, state or provincial authorities or a material disruption shall have occurred in commercial banking or securities settlement or clearance services in the United States or Canada, (iv) the United States or Canada shall have become engaged in hostilities, or the subject of an act of terrorism, or there shall have been an outbreak of hostilities or an escalation in existing hostilities involving the United States or Canada, or there shall have been a declaration of a national emergency or war by the United States or Canada or (v) there shall have occurred such a material adverse change in general economic, political or financial conditions (or the effect of international conditions on the financial markets in the United States or Canada shall be such) as to make it, in the judgment of Roth, impracticable or inadvisable to proceed with the sale or delivery of the Shares on the terms and in the manner contemplated in the Registration Statement, the General Disclosure Package and the Prospectus.

(d) Roth shall have received the officer’s certificate required to be delivered pursuant to Section 6(k) on or before the date on which such delivery is required under Section 6(k).

(e) Roth shall have received the opinions of counsel and negative assurance letters required to be delivered pursuant to Section 6(l) on or before the date on which such delivery is required under Section 6(l).

(f) Roth shall have received the Comfort Letter required to be delivered pursuant to Section 6(n) on or before the date on which such delivery is required under Section 6(n).

(g) No action shall have been taken and no law, statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would prevent the issuance or sale of the Shares or materially and adversely affect or potentially materially and adversely affect the business or operations of the Company or any Subsidiary; and no injunction, restraining order or order of any other nature by any United States federal, state, local, Canadian provincial or other applicable foreign court of competent jurisdiction shall have been issued which would prevent the issuance or sale of the Shares or materially and adversely affect or potentially materially and adversely affect the business or operations of the Company or any Subsidiary.

(h) The TSX and the NASDAQ Capital Market shall have approved the listing of the Shares, subject only to official notice of issuance.

(i) All corporate proceedings and other legal matters incident to the authorization, form and validity of each of this Agreement, the Shares, the Registration Statement, the General Disclosure Package, each Issuer Free Writing Prospectus, if any, and the Prospectus and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory in all material respects to counsel for Roth, and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

(j) FINRA shall have raised no objection that has not been resolved as to the amount of compensation allowable or payable to Roth as described in the General Disclosure Package or the Prospectus.

All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for Roth.

9. INDEMNIFICATION AND CONTRIBUTION.

(a) The Company shall indemnify and hold harmless Roth, its affiliates and each of its and their respective directors, officers, members, employees, representatives and agents and its affiliates, and each of its and their respective directors, officers, members, employees, representatives and agents and each person, if any, who controls Roth within the meaning of Section 15 of the Securities Act of or Section 20 of the Exchange Act (collectively the “Placement Agent Indemnified Parties,” and each a “Placement Agent Indemnified Party”) against any loss, claim, damage, expense or liability whatsoever (or any action, investigation or proceeding in respect thereof), joint or several, to which such Placement Agent Indemnified Party may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, expense, liability, action, investigation or proceeding arises out of or is based upon (A) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Base Prospectus, any Prospectus Supplement, any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Rules and Regulations, the Prospectus or any Interim Prospectus Supplement, or in any amendment or supplement thereto or document incorporated by reference therein, (B) the omission or alleged omission to state in the Registration Statement, the Base Prospectus, any Prospectus Supplement, any Issuer Free Writing Prospectus, any ”issuer information” filed or required to be filed pursuant to Rule 433(d) under the Rules and Regulations, the Prospectus or any Interim Prospectus Supplement, or in any amendment or supplement thereto or document incorporated by reference therein, a material fact required to be stated therein or necessary to make the statements therein not misleading, or (C) any breach of the representations and warranties of the Company contained herein or failure of the Company to perform its obligations hereunder or pursuant to any law, any act or failure to act, or any alleged act or failure to act, by Roth in connection with, or relating in any manner to, the Shares or the offering contemplated by this Agreement, and which is included as part of or referred to in any loss, claim, damage, expense, liability, action, investigation or proceeding arising out of or based upon matters covered by subclause (A), (B) or (C) above of this Section 9(a) (provided that the Company shall not be liable in the case of any matter covered by this subclause (C) to the extent that it is determined in a final judgment by a court of competent jurisdiction that such loss, claim, damage, expense or liability resulted directly from any such act or failure to act undertaken or omitted to be taken by Roth through its gross negligence or willful misconduct), and shall reimburse the Placement Agent Indemnified Party promptly upon demand for any legal fees or other expenses reasonably incurred by that Placement Agent Indemnified Party in connection with investigating, or preparing to defend, or defending against, or appearing as a third party witness in respect of, or otherwise incurred in connection with, any such loss, claim, damage, expense, liability, action, investigation or proceeding, as such fees and expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, expense or liability arises out of or is based upon an untrue statement or alleged untrue statement in, or omission or alleged omission from the Registration Statement, the Base Prospectus, any Prospectus Supplement, any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Rules and Regulations, the Prospectus, any Interim Prospectus Supplement, or in any amendment or supplement thereto or document incorporated by reference therein made in reliance upon and in conformity with written information furnished to the Company by Roth specifically for use therein, which information the parties hereto agree is limited to the Roth Information (as defined in Section 17).  This indemnity agreement is not exclusive and will be in addition to any liability, which the Company might otherwise have and shall not limit any rights or remedies which may otherwise be available at law or in equity to the Placement Agent Indemnified Party.

(b) Roth shall indemnify and hold harmless the Company and its directors, its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively the “Company Indemnified Parties” and each a “Company Indemnified Party”) against any loss, claim, damage, expense or liability whatsoever (or any action, investigation or proceeding in respect thereof), joint or several, to which such Company Indemnified Party may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, expense, liability, action, investigation or proceeding arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Base Prospectus, any Prospectus Supplement, any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Rules and Regulations, the Prospectus or any Interim Prospectus Supplement, or in any amendment or supplement thereto or document incorporated by reference therein, or (ii) the omission or alleged omission to state in the Registration Statement, the Base Prospectus, any Prospectus Supplement, any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Rules and Regulations, the Prospectus, or any Interim Prospectus Supplement, or in any amendment or supplement thereto or document incorporated by reference therein, a material fact required to be stated therein or necessary to make the statements therein not misleading, but in each case only to the extent that the untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by Roth specifically for use therein, which information the parties hereto agree is limited to the Roth Information as defined in Section 17 and shall reimburse the Company for any legal or other expenses reasonably incurred by such party in connection with investigating or preparing to defend or defending against or appearing as third party witness in connection with any such loss, claim, damage, liability, action, investigation or proceeding, as such fees and expenses are incurred.  Notwithstanding the provisions of this Section 9(b) in no event shall any indemnity by Roth under this Section 9(b) exceed the total compensation received by Roth in accordance with Section 3(a).

(c) Promptly after receipt by an indemnified party under this Section 9 of notice of the commencement of any action, the indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under this Section 9 notify such indemnifying party in writing of the commencement of that action; provided, however, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have under this Section 9 except to the extent it has been materially prejudiced by such failure; and, provided, further, that the failure to notify an indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under this Section 9.  If any such action shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense of such action with counsel reasonably satisfactory to the indemnified party.  After notice from the indemnifying party to the indemnified party of its election to assume the defense of such action, except as provided herein, the indemnifying party shall not be liable to the indemnified party under Section 9 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense of such action other than reasonable costs of investigation; provided, however, that any indemnified party shall have the right to employ separate counsel in any such action and to participate in the defense of such action but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be at the expense of such indemnified party unless (i) the employment thereof has been specifically authorized in writing by the Company in the case of a claim for indemnification under Section 9(a) or Roth in the case of a claim for indemnification under Section 9(b). (ii) such indemnified party shall have been advised by its counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying party, or (iii) the indemnifying party has failed to assume the defense of such action and employ counsel reasonably satisfactory to the indemnified party within a reasonable period of time after notice of the commencement of the action or the indemnifying party does not diligently defend the action after assumption of the defense, in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of (or, in the case of a failure to diligently defend the action after assumption of the defense, to continue to defend) such action on behalf of such indemnified party and the indemnifying party shall be responsible for legal or other expenses subsequently incurred by such indemnified party in connection with the defense of such action; provided, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time for all such indemnified parties (in addition to one local counsel in each affected jurisdiction), which firm shall be designated in writing by Roth if the indemnified parties under this Section 9 consist of any Placement Agent Indemnified Party or by the Company if the indemnified parties under this Section 9 consist of any Company Indemnified Parties.  Subject to this Section 9(c), the amount payable by an indemnifying party under Section 9 shall include, but not be limited to, (x) reasonable legal fees and expenses of counsel to the indemnified party and any other expenses in investigating, or preparing to defend or defending against, or appearing as a third party witness in respect of, or otherwise incurred in connection with, any action, investigation, proceeding or claim, and (y) all amounts paid in settlement of any of the foregoing effected in accordance with this Section 9(c).   No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of judgment with respect to any pending or threatened action or any claim whatsoever, in respect of which indemnification or contribution could be sought under this Section 9 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party in form and substance reasonably satisfactory to such indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.   Subject to the provisions of the following sentence, no indemnifying party shall be liable for settlement of any pending or threatened action or any claim whatsoever that is effected without its written consent (which consent shall not be unreasonably withheld or delayed), but if settled with its written consent, if its consent has been unreasonably withheld or delayed or if there be a judgment for the plaintiff in any such matter, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability by reason of such settlement or judgment.  In addition, if at any time an indemnified party shall have requested that an indemnifying party reimburse the indemnified party for fees and expenses of counsel as to which such indemnifying party is responsible under this Section 8(c), such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated herein effected without its written consent if (i) such settlement is entered into more than forty-five (45) days after receipt by such indemnifying party of the request for reimbursement, (ii) such indemnifying party shall have received notice of the terms of such settlement at least thirty (30) days prior to such settlement being entered into and (iii) such indemnifying party shall not have so reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(d) If the indemnification provided for in this Section 9 is unavailable or insufficient to hold harmless an indemnified party under Section 4, Section 9(a) or Section 9(b), then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid, payable or otherwise incurred by such indemnified party as a result of such loss, claim, damage, expense or liability (or any action, investigation or proceeding in respect thereof), as incurred, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and Roth on the other hand from the offering contemplated hereby, or (ii) if the allocation provided by clause (i) of this Section 9(d) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) of this Section 9(d) but also the relative fault of the Company on the one hand and Roth on the other with respect to the statements, omissions, acts or failures to act which resulted in such loss, claim, damage, expense or liability (or any action, investigation or proceeding in respect thereof) as well as any other relevant equitable considerations.  The relative benefits received by the Company on the one hand and Roth on the other with respect to the offering contemplated hereby shall be deemed to be in the same proportion as the total net proceeds from the sale of Shares hereunder (before deducting expenses) received by the Company bear to the total commissions received by Roth in connection with such sales, in each case as set forth in the table on the cover page of the Prospectus.  The relative fault of the Company on the one hand and Roth on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or Roth on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement, omission, act or failure to act; provided that the parties hereto agree that the written information furnished to the Company by Roth for use in the Registration Statement, the Base Prospectus, any Prospectus Supplement, any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Rules and Regulations, the Prospectus or any Interim Prospectus Supplement, or in any amendment or supplement thereto or document incorporated by reference therein, consists solely of the Roth Information as defined in Section 17.  The Company and Roth agree that it would not be just and equitable if contributions pursuant to this Section 9(d) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein.  The amount paid or payable by an indemnified party as a result of the loss, claim, damage, expense, liability, action, investigation or proceeding referred to above in this Section 9(d) shall be deemed to include, for purposes of this Section 9(d). any legal or other expenses reasonably incurred by such indemnified party in connection with investigating, preparing to defend or defending against or appearing as a third party witness in respect of, or otherwise incurred in connection with, any such loss, claim, damage, expense, liability, action, investigation or proceeding.  Notwithstanding the provisions of this Section 9(d), Roth shall not be required to contribute any amount in excess of the total compensation received by Roth in accordance with Section 3(a) less the amount of any damages which Roth has otherwise paid or become liable to pay by reason of any untrue or alleged untrue statement, omission or alleged omission, act or alleged act or failure to act or alleged failure to act.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

10. TERMINATION.

(a) The Company shall have the right, by giving not less than five days prior written notice as hereinafter specified, to terminate this Agreement in its sole discretion at any time.  Any such termination shall be without liability of any party to any other party, except that (i) with respect to any pending sale through Roth for the Company, the obligations of the Company, including, but not limited to, its obligations under Section 5 above, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Section 3, Section 4, Section 6(y) and Section 9 of this Agreement shall remain in full force and effect notwithstanding such termination.

(b) Roth shall have the right, by giving written notice as hereinafter specified, to terminate this Agreement at any time if (i) there shall have occurred any change, or any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its Subsidiaries taken as a whole which, in the reasonable judgment of Roth, is material and adverse and makes it impractical or inadvisable to market the Shares; (ii) trading in securities generally on the New York Stock Exchange, the NYSE MKT, the TSX or the NASDAQ Stock Market or in the over-the-counter market, or trading in any securities of the Company on any exchange or in the over-the-counter market, shall have been suspended or materially limited, or minimum or maximum prices or maximum range for prices shall have been established on any such exchange or such market by the Commission or any Canadian securities regulator, by such exchange or market or by any other regulatory body or governmental authority having jurisdiction, (iii) a banking moratorium shall have been declared by Federal, Canadian, state or provincial authorities or a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or Canada, (iv) the United States or Canada shall have become engaged in hostilities, or the subject of an act of terrorism, or there shall have been an outbreak of hostilities or an escalation in existing hostilities involving the United States or Canada, or there shall have been a declaration of a national emergency or war by the United States or Canada, (v) there shall have occurred such a material adverse change in general economic, political or financial conditions (or the effect of international conditions on the financial markets in the United States or Canada shall be such) as to make it, in the reasonable judgment of Roth, impracticable or inadvisable to proceed with the sale or delivery of the Shares on the terms and in the manner contemplated in the Registration Statement, the General Disclosure Package and the Prospectus, (vi) the Company shall have failed, refused or been unable to perform any agreement on its part to be performed hereunder, or (vii) any other condition of Roth’s obligations hereunder is not fulfilled. Any such termination shall be without liability of any party to any other party except that (i) with respect to any pending sale through Roth for the Company, the obligations of the Company, including, but not limited to, its obligations under Section 5 above, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Section 3, Section 4, Section 6(y) and Section 9 of this Agreement shall remain in full force and effect notwithstanding such termination.

(c) Roth shall have the right, by giving not less than five days prior written notice as hereinafter specified, to terminate this Agreement in its sole discretion at any time.  Any such termination shall be without liability of any party to any other party, except that (i) with respect to any pending sale through Roth for the Company, the obligations of the Company, including, but not limited to, its obligations under Section 5 above, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Section 3, Section 4, Section 6(y) and Section 9 of this Agreement shall remain in full force and effect notwithstanding such termination.

(d) Unless earlier terminated pursuant to this Section 10, this Agreement shall automatically terminate upon the issuance and sale of all of the Shares through Roth on the terms and subject to the conditions set forth herein provided that the provisions of Section 3, Section 4, Section 6(y) and Section 9 of this Agreement shall remain in full force and effect notwithstanding such termination.

(e) This Agreement shall remain in full force and effect until and unless terminated hereunder pursuant to Section 10(a), (b), (c) or (d) above or otherwise by mutual agreement of the parties; provided that any such termination by mutual agreement or pursuant to this clause (c) shall in all cases be deemed to provide that Section 3, Section 4, Section 6(y) and Section 9 of this Agreement shall remain in full force and effect notwithstanding such termination.

(f) Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by Roth or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 4.

11. ABSENCE OF FIDUCIARY RELATIONSHIP.  The Company acknowledges and agrees that:

(a) Roth’s responsibility to the Company is solely contractual in nature, Roth has been retained solely to act as agent in connection with the offering contemplated by this Agreement and no fiduciary, advisory or agency relationship between the Company and Roth has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether Roth has advised or is advising the Company on other matters;

(b) the Company is capable of evaluating and understanding, and understands and accepts, the terms, risks and conditions of the transactions contemplated by this Agreement;

(c) it has been advised that Roth and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that Roth has no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(d) it waives, to the fullest extent permitted by law, any claims it may have against Roth for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that Roth shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders, employees or creditors of the Company.

12. SUCCESSORS; PERSONS ENTITLED TO BENEFIT OF AGREEMENT.  This Agreement shall inure to the benefit of and be binding upon Roth, the Company, and their respective successors and assigns.  Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, other than the persons mentioned in the preceding sentences, any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person; except that the representations, warranties, covenants, agreements and indemnities of the Company contained in this Agreement shall also be for the benefit of the Placement Agent Indemnified Parties and the indemnities of Roth shall be for the benefit of the Company Indemnified Parties.  It is understood that Roth’ responsibility to the Company is solely contractual in nature and Roth does not owe the Company, or any other party, any fiduciary duty as a result of this Agreement.

13. SURVIVAL OF INDEMNITIES, REPRESENTATIONS, WARRANTIES, ETC.  The respective indemnities, covenants, agreements, representations, warranties and other statements of the Company and Roth, as set forth in this Agreement or made by them respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation made by or on behalf of Roth, the Company, or any person controlling any of them and shall survive delivery of and payment for the Shares.  Notwithstanding any termination of this Agreement, including without limitation any termination pursuant to Section 10, the indemnity and contribution agreements contained in Section 9 and the covenants, representations, warranties set forth in this Agreement shall not terminate and shall remain in full force and effect at all times.

14. NOTICES.  All statements, requests, notices and agreements hereunder shall be in writing, and:

(a) if to Roth, shall be delivered or sent by mail, facsimile transmission or overnight courier to Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, California 92660, Attention: Aaron Gurewitz, Fax: (949) 720-7227, with a copy (which shall not constitute notice) to:  Lowenstein Sandler LLP, 1251 Avenue of the Americas, New York, NY 10020, Attention: John D. Hogoboom, Fax (973) 597-2400; and

(b) if to the Company, shall be delivered or sent by mail, facsimile transmission or overnight courier to 30 Worcester Road, Toronto, Ontario M9W 5X28, Attention: Chief Executive Officer, Fax: (416) 798-3007, with a copy (which shall not constitute notice) to:  Blank Rome LLP, 405 Lexington Avenue, New York, NY 10174, Attention: Richard DiStefano, Fax: (917) 332-3762.

Any such statements, requests, notices or agreements shall take effect at the time of receipt thereof, except that any such statement, request, notice or agreement delivered or sent by email shall take effect at the time of confirmation of receipt thereof by the recipient thereof.

15. DEFINITION OF CERTAIN TERMS.  For purposes of this Agreement, “business day” means any day on which the New York Stock Exchange, Inc. is open for trading.

16. GOVERNING LAW, AGENT FOR SERVICE AND JURISDICTION.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, including without limitation Section 5-1401 of the New York General Obligations Law.  No legal proceeding may be commenced, prosecuted or continued in any court other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have jurisdiction over the adjudication of such matters, and the Company and Roth each hereby consent to the jurisdiction of such courts and personal service with respect thereto.  The Company and Roth each hereby consent to personal jurisdiction, service and venue in any court in which any legal proceeding arising out of or in any way relating to this Agreement is brought by any third party against the Company or Roth.  The Company irrevocably appoints Corporate Services Company, with an office at 1180 Avenue of the Americas, New York, New York 10036, as its authorized agent in the Borough of Manhattan, The City of New York, New York upon which process may be served in any such proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided in Section 14 shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all actions as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.  The Company and Roth each hereby waive all right to trial by jury in any legal proceeding (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.  The Company agrees that a final judgment in any such legal proceeding brought in any such court shall be conclusive and binding upon the Company and Roth and may be enforced in any other courts in the jurisdiction of which the Company is or may be subject, by suit upon such judgment.

17. PLACEMENT AGENTS’ INFORMATION.  The parties hereto acknowledge and agree that, for all purposes of this Agreement, Roth Information consists solely of the information regarding Roth in the last sentence of the first paragraph under the heading “Plan of Distribution” in the Prospectus Supplement.

18. PARTIAL UNENFORCEABILITY.  The invalidity or unenforceability of any section, paragraph, clause or provision of this Agreement shall not affect the validity or enforceability of any other section, paragraph, clause or provision hereof.  If any section, paragraph, clause or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable

19. FOREIGN TAXES. All payments by the Company to Roth hereunder shall be made free and clear of, and without deduction or withholding for or on account of, any and all present and future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereinafter imposed, levied, collected, withheld or assessed by Canada or any other jurisdiction in which the Company has an office from which payment is made or deemed to be made, excluding (i) any such tax imposed by reason of any Placement Agent having some connection with any such jurisdiction other than its participation hereunder and (ii) any income or franchise tax on the overall net income of such Placement Agent (all such non-excluded taxes, “Foreign Taxes”). If the Company is prevented by operation of law or otherwise from paying, causing to be paid or remitting that portion of amounts payable hereunder represented by Foreign Taxes withheld or deducted, then amounts payable under this Agreement shall, to the extent permitted by law, be increased to such amount as is necessary to yield and remit to Roth an amount which, after deduction of all Foreign Taxes (including all Foreign Taxes payable on such increased payments) equals the amount that would have been payable if no Foreign Taxes applied.

20.      JUDGMENT CURRENCY. The obligation of the Company in respect of any sum due to Roth under this Agreement shall, notwithstanding any judgment in a currency other than U.S. dollars or any other applicable currency (the “Judgment Currency”), not be discharged until the first business day, following receipt by Roth of any sum adjudged to be so due in the Judgment Currency, on which (and only to the extent that) Roth may in accordance with normal banking procedures purchase U.S. dollars or any other applicable currency with the Judgment Currency; if the U.S. dollars or other applicable currency so purchased are less than the sum originally due to Roth hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify Roth against such loss. If the U.S. dollars or other applicable currency so purchased are greater than the sum originally due to Roth hereunder, Roth agree to pay to the Company an amount equal to the excess of the U.S. dollars or other applicable currency so purchased over the sum originally due to Roth hereunder.

21. GENERAL.  This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof.  In this Agreement, the masculine, feminine and neuter genders and the singular and the plural include one another.  The Section headings in this Agreement are for the convenience of the parties only and will not affect the construction or interpretation of this Agreement.  This Agreement may be amended or modified, and the observance of any term of this Agreement may be waived, only by a writing signed by the Company and Roth.

22. COUNTERPARTS.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument and such signatures may be delivered by facsimile or other electronic transmission.

If the foregoing is in accordance with your understanding of the agreement between the Company and Roth, kindly indicate your acceptance in the space provided for that purpose below.

Very truly yours,

INTELLIPHARMACEUTICS
INTERNATIONAL INC.

By:	/s/ John Allport
Name: John Allport
Title: Vice President, Legal Affairs and Licensing

Accepted as of the date first above written:

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron Gurewitz______________
Name: Aaron Gurewitz
Title: Head of Equity Capital Markets

SCHEDULE I

General Use Free Writing Prospectuses

None

Exhibit 99.1

EXHIBIT A

Form of Transaction Confirmation

[Roth Capital Partners, LLC Letterhead]

VIA ELECTRONIC MAIL

●, 20●

INTELLIPHARMACEUTICS INTERNATIONAL INC.
30 Worcester Road
Toronto, Ontario M9W 5X2

Attention: ●

TRANSACTION CONFIRMATION

Dear ●:

This Confirmation sets forth the terms of the agreement of Roth Capital Partners, LLC (“Roth”) with Intellipharmaceutics International Inc.(the “Company”) relating to the sale of common shares, no par value, of the Company, having an aggregate gross sales price of up to $16,800,000 pursuant to the Equity Distribution Agreement between the Company and Roth, dated November 27, 2013 (the “Agreement”). Unless otherwise defined below, capitalized terms defined in the Agreement shall have the same meanings when used herein.

By countersigning or otherwise indicating in writing the Company’s acceptance of this Confirmation (an “Acceptance”), the Company shall have agreed with Roth to engage in the following transaction:

[Number of Shares to be sold][Aggregate Gross Price of Shares to be sold]:    ●

Minimum price at which Shares may be sold: $●

Date(s) on which Shares may be sold: ●

Compensation to Roth (if different than the Agreement): ●

Manner in which Shares are to be sold: ●

The transaction set forth in this Confirmation will not be binding on the Company or Roth unless and until the Company delivers its Acceptance; provided, however, that neither the Company nor Roth will be bound by the terms of this Confirmation unless the Company delivers its Acceptance by ●am/pm (New York time) on [the date hereof/ ●, 201●].

By delivering its Acceptance, the Company shall have agreed with Roth that the Prospectus (as defined in the Agreement), including the Incorporated Documents, as of the date of the Acceptance, does not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

The transaction, if it becomes binding on the parties, shall be subject to all of the representations, warranties, covenants and other terms and conditions of the Agreement, except to the extent amended or modified hereby, all of which are expressly incorporated herein by reference. Each of the representations and warranties set forth in the Agreement shall be deemed to have been made at and as of the date of the Company’s Acceptance, and at every Time of Sale and any Settlement Date to which this Confirmation relates.

If the foregoing conforms to your understanding of our agreement, please so indicate your Acceptance by signing below.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By: ____________________________
Name:
Title:

ACCEPTED as of the date first above written

INTELLIPHARMACEUTICS INTERNATIONAL INC.

By: ____________________________
Name:
Title:

[Note: The Company's Acceptance may also be evidenced by a separate written acceptance referencing this Confirmation and delivered in accordance with the Agreement]